Exhibit 99.1

RNS Number: 3089Z
Wolseley PLC
02 June 2004

WOLSELEY PLC – DIRECTOR SHARE PURCHASES

2 June 2004

Wolseley plc hereby notifies the following share purchase made under the Wolseley plc Dividend Reinvestment Plan in respect of the interim dividend for the half-year ended 31 January 2004, which was paid on 1 June 2004.
Director’s Name	No. of shares purchased on 1 June 2004	Purchase price in pence

Robert M. Walker	19	824.00

M J White
Group Company Secretary

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